# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crisp Momentum Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 250 Park Avenue, 7th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 03/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002104782

## Reporting persons
- Neorigin Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 140,625,000; shared voting power 0; sole dispositive power 140,625,000; shared dispositive power 0; aggregate amount beneficially owned 140,625,000 (6.86% of the class)
  Comment: Beneficial ownership percentage is based on 2,049,621,210 shares of common stock outstanding as of February 13, 2026, as represented in the Issuer's Form 10-Q/A filed with the SEC on February 17, 2026.

## Item 1. Issuer
Name of issuer: Crisp Momentum Inc.
Address of issuer's principal executive offices: 250 Park Avenue, 7th Floor,New York,NY,10017

## Item 2. Person Filing
Name of person filing: Neorigin Co., Ltd.
Address of principal business office or, if none, residence: Wonyoung Building 6th floor, 155 Hakdong-ro, Gangnam-gu, Nonhyeon-dong, Seoul, South Korea
Citizenship: Korean

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 140,625,000
Percent of class: 6.86
Sole power to vote or to direct the vote: 140,625,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 140,625,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Neorigin Co., Ltd.: /s/ Chen Bo, Chief Executive Officer (03/10/2026)